Filed Pursuant to Rule 433

Registration No. 333-159466

AMERICAN BAR ASSOCIATION MEMBERS/STATE STREET COLLECTIVE TRUST

Free Writing Prospectus Dated November 5, 2009

Relating to Prospectus Dated July 2, 2009

The American Bar Association Members/State Street Collective Trust (the “Collective Trust”) has filed a registration statement (including the Prospectus) and related free writing prospectuses (collectively, the “Program Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the Prospectus from State Street Bank and Trust Company of New Hampshire by calling toll free (800) 348-2272 or at www.abaretirement.com.

CORRECTED PRESS RELEASE DATED NOVEMBER 5, 2009*

Contact:	The ABA Retirement Funds Program
800-826-8901 or abaretirement.us.ing.com

FOR IMMEDIATE RELEASE

ABA Retirement Funds Program Now Offers Enhanced Investment Strategy

Northern Trust, Worldwide Leader in Asset Management, is Now Investment Fiduciary Under Enhanced Fund Structure

Chicago, (November 5, 2009)—The ABA Retirement Funds Program, which offers comprehensive tax-qualified, cost effective retirement plan services exclusively to legal professionals, launched an enhanced investment structure for participants, effective in July 2009. The Program’s enhanced investment structure offers participants access to a broad menu of investment options often more typically offered by the largest corporations. The Northern Trust Company, a worldwide leader in customized asset management and asset servicing solutions for sophisticated institutional investors, is now serving as investment fiduciary appointed by ABA Retirement Funds with the consent of State Street Bank and Trust Company of New Hampshire, the trustee of the Collective Trust. As investment fiduciary, Northern Trust makes recommendations to the trustee regarding certain of the investment options and the engagement and termination of investment advisors with respect to such options under this enhanced investment menu.

*	This Corrected Press Release corrects and supersedes the Press Release dated November 1, 2009 captioned “ABA Retirement Funds Announces New Investment Strategy for ABA Retirement Funds Program: Northern Trust, Worldwide Leader in Asset Management, To Manage the Enhanced Fund Structure”, which was issued by ING Institutional Plan Services LLC on behalf of the ABA Retirement Funds Program on November 2, 2009. No participant in the ABA Retirement Funds Program or other person should rely on the contents of such Press Release dated November 1, 2009.

Under the Program’s enhanced investment structure, plan participants now have a number of new investment options. The new options include the Large Cap Equity Fund, Small-Mid Cap Equity Fund and Real Asset Return Fund, as well as three target risk funds: Conservative Risk Fund, Moderate Risk Fund, and Aggressive Risk Fund. This enhanced structure incorporates plan demographics and participant behavior and takes advantage of new investment approaches and styles.

“Northern Trust is a leader in the manager of managers investment strategies,” said Diane Fuchs, President of ABA Retirement Funds, sponsor of the Program. “Its experience as a professional investment fiduciary should be instrumental in providing a stronger program for participants.”

Founded in 1889, Northern Trust has extensive experience in investment manager research and creating strategic combinations of managers in order to achieve returns consistent with the relevant investment objective, strategy and benchmark.

State Street Bank and Trust Company of New Hampshire, an affiliate of State Street Bank and Trust Company, remains trustee of the Collective Trust, with ultimate responsibility for approving and managing the investment options and selecting investment advisors. State Street Bank and Trust Company is a global leader in servicing institutional investors worldwide, and as of December 31, 2008, State Street Bank and Trust Company together with its affiliates on a consolidated basis had approximately $12.04 trillion of assets under custody and had approximately $1.44 trillion of assets under management.

About ABA Retirement Funds

ABA Retirement Funds – formerly American Bar Retirement Association and sponsor of the ABA Retirement Funds Program – is an Illinois not-for-profit corporation established more than 40 years ago by the American Bar Association to help the legal community with retirement planning and solutions.

The ABA Retirement Funds Program offers tax-qualified retirement plan services to legal professionals, along with educational information related to retirement planning and funding. The Program has earned “preferred vendor status” with 33 state bar and national legal associations. The Program is also an ABA Member Advantage partner.

About ING Institutional Plan Services

ING Institutional Plan Services LLC provides complete administration, recordkeeping, compliance and marketing services for the ABA Retirement Funds Program, including the distribution of marketing materials on behalf of the Collective Trust. Law firms that indicate an interest in the services made available through the Program are assigned a marketing representative who facilitates participation in the Program through phone or on-site discussions.

For more information, call 800-826-8901.